2024

BËTR productions

INVEST IN **BËTR PRODUCTIONS**

Revolutionizing Meetings and Events with AI powered hardware

betrshows.com   Las Vegas, NV

Highlights

1. $2.25m in signed letter of intent 2024 business opportunities

2. Leadership team with over 100 years of event industry experience

3. Advisory board from top clients, agencies, and event marketers

4. ECS Lite and ECS Prototypes have been delivered

5. Have already done projects with ECS

6. Previously raised over $150k to develop prototypes

7. Leadership team has brought numerous products to market within the event niche

8. Opportunity to bid on two large tech company user conferences in 2024 (not included in $2.25m LOIs)

Featured Investor



Mikhail Hunzeker

Invested $50,000

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Syndicate Lead

I am a live events production manager with over 25 years of industry experience from touring theatre, live music, and corporate events.

"As a seasoned professional with over 25 years in the event industry, I have had the privilege of working with a diverse range of clients, from AV providers to production companies and agencies. Navigating the post-COVID landscape has opened my eyes to some glaring problems in the industry. We have returned to

the chaos of "tabletop AV" setups, with their tangled web of devices and cables. This wastes valuable time and resources and looks unprofessional. While there are traditional “break out in a box” solutions, they often fall short when events move beyond the basics. Living these challenges daily, I seized the opportunity to meet with BËTR and experience their revolutionary solutions firsthand. The flexibility, ease of use, and simple, yet intuitive presenter control features of the ECS immediately impressed me. BËTR's system is a game-changer, designed to meet the complex needs of modern events with ease and sophistication. Investing in BËTR was an easy decision. Their innovative approach aligns perfectly with my commitment to excellence and my vision for the future of events. I am excited to implement BËTR in real-world events and confident that it will set a new standard in the industry. This investment is not just in a product, but also in the team behind it. I truly believe BËTR is going to be the future of seamless, professional, event execution.”

Our Team



Josh Perlman Chief Executive Officer

$40M+ Sales | Team Builder



Jason Mullaney Chief Revenue Officer

25+ years of Sales Leadership | Multi-MIllion Dollar Producer



David Burns Chief Production Officer

40+ years of delivering live events | 10k + events supported

Revolutionizing Meetings and Events

Revolutionizing Meetings and Events with AI powered hardware

Did you know there are 5,200 meetings and events PER DAY in the US?

Meetings and events are a thriving industry, yet their inner workings remain a mystery to many. The costs associated with attending and organizing these gatherings can be steep, but it doesn't have to be this way. The traditional methods of execution have become increasingly expensive, leading companies to explore hardware and software solutions to cut costs. Our innovative approach combines both hardware and software, with AI playing a crucial role in enhancing efficiency. While 90% of our solution is hardware-based, it's the final 10% - the software - that truly sets us apart. By integrating AI into the mix, we've created a seamless experience that not only streamlines your event but also reduces your expenses.

Our offering is unique in that will be a Main Street cash generating business.* That is why we are going with a Hybrid Revenue Share and Equity offering. By allowing our investors to get 2x their money back via 7% of our net revenue, we provide the opportunity for a return on capital. Additionally, the equity side, provides additional potential upside in the future.

**note- forward looking statements cannot be guaranteed.*

Event


Mismanagement
Too Many Middlemen
Too many steps along the way adding cost and complexity.
Excessive Spending on Non Essentials
Resources are allocated to areas like AV and production that don't significantly impact attendee experience.
The Man Behind the Curtain
AV vendors try to convince you that everything is custom to keep costs high.
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Most event companies have been established for over 40 years. They all adhere to traditional business models that are becoming outdated. This disconnects them from their clients. BËTR Productions introduces a 21st century perspective to this industry. What benefits an AV company may not necessarily benefit clients, setting us apart. We understand that clients do not want to allocate all their funds to AV technology, as it does not drive event attendance. Despite being a rapidly growing cost, it is not the primary motivator for attendees. Another prevalent issue in the industry is the misconception of complexity, where only experts can operate equipment. While true for high-end events, most shows could effectively utilize equipment if presented in a user-friendly manner.


1.9M meetings happen per year in the US [1,2]
(that's 5,200 a day!)


205M
$850
people in the US attend business meetings & events each year
Organizers spend an average of $850 per attendee, per day.
BËTR productions
Sources
1 This figure only includes gatherings of 10 or more people, for a minimum of four hours in a contracted venue
2 https://convene.com/catalyst/meeting-event-planning/meeting-event-statistics/
3 http://blog.iavm.org/face-to-face-meetings-pay-off-for-attendees-and-exhibitors/
https://beam-org.uk/event-spending-to-rise-by-83-in-2023-says-annual-ice-report/
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The meetings industry in the United States is bustling, with over 1.9 million meetings taking place annually, averaging 5,200 meetings per day!* While media coverage tends to focus on the one to two major events each week, the reality is that most event producers are occupied elsewhere daily. An impressive 205 million individuals attend business meetings and events in the U.S. each year, with organizers investing an average of $850 per attendee per day. This thriving market, although substantial, remains largely overlooked.

**How are we defining a meeting? A meeting here includes all off-site gatherings that include 10 or more people for 4+ hours*


What if you could remove the middleman and simply **purchase your entire event setup online?**
ECS Lite Kit
$1,999/week
Add To Cart
Did you know?
80% of meetings have simple, repeatable requirements.


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Despite the hefty spending, the perception of complexity remains high. Surprisingly, based on our experience roughly 80% of meetings follow a similar and repeatable pattern. These meetings have straightforward requirements, yet the costs can be excessive. It's time to revolutionize event planning by making it as easy as ordering a pizza online. Imagine the convenience of purchasing the entire event package with just a few clicks!


BËTR
productions
ABOUT
PRODUCTS
ADD-ONS
Home > Products > ECSlite
ECS Lite Kit
999 Reviews
The Control System for Smaller, Simpler Rooms
Invisible Room Tech
- Eliminated tech tables.
- Controlled with discreet podium control device.
- Seamless operation without the clutter.
Small But Powerful
- One-button control eliminates the need for in-room techs.
- Presenters can now confidently control their rooms.
RENT NOW FOR ONLY
$1,999/week
Add To Cart
Need Full
Production Services?
Check out our optional add-ons
+ ADD TO CART
Enable Records
$750/week
Fixed Camera
$500/week
Streaming
$500/week
Includes one Podium and one Q&A or other wired Mic
Presentation Management module coming soon
Easy to use Podium Control Interface
One touch call for help. Technicians sent to room
Automated simple screen switching, output to DSM
Ready for one basic lock-off camera such as a PTZ
Streaming to single endpoint or overflow room
REC
Automated Records, H.264 Format, Slides and Audio
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Elevate your meetings and events with our ECS Lite, perfect for a single presenter on stage. Whether at a podium or moving around, it simplifies the setup for a seamless show experience. Screens & displays are easily accessible locally, but our ECS Lite reduces the setup

complexity and makes it the same every single time.


But what about
the other 20% of
meetings that are
more complex?
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BËTR
productions
ABOUT
PRODUCTS
ADD-ONS
Home > Products > ECS
ECS
999 Reviews
The Core of our Solution is the Event Control System (ECS)
Consistent Show Experience
Ensure a uniform and high-quality AV experience throughout every show, town hall or breakout room, by standardizing AV equipment and increasing technical capabilities.
Pre-Programmed
All programming is done pre-event and specifically for your event and can be easily adjusted onsite.
RENT NOW FOR ONLY
$8500/week
Add To Cart
Audio Control
Our system comes standard with 4 wireless mics (expandable to 8), a 40 channel digital mixer, audio record, and enough outputs to support a small two speaker set-up to a larger room with foldback and delay speakers.
Lighting Control
Built in DMX control of stage wash, backlight and uplights. Multiple looks for walk-in, show, and walk-out. Our system makes it simple to program looks.
Video Control
Multi-destination video switching, streaming, records with backup, graphics and playback machines, included PTZ camera, controls 2
Design and Aesthetics
Custom designed and engineered to be attractive and have a small footprint. Even cable management is impressive with a single cable
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productions
Proprietary and confidential. Duplication and or distribution prohibited.
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Revolutionizing event production with our full-size ECS for complex meetings! Our ECS integrates standard AV equipment with software and AI to simplify setup and reduce the need for excess gear and space in the room. Experience a streamlined execution experience.

Wondering what a more complex meeting entails? Picture this: multiple downstage monitors, various output screens, widescreen setups, and/or 16x9 formats. Imagine a panel of people or a band on stage, surrounded by an array of lights. This is the level of sophistication we can achieve by integrating with our ECS system.

We are setting a new standard in the AV industry. In a change to the status quo we are excited to introduce flat rate shipping for our ECSs. By sourcing most of our gear locally, we can help our customers save thousands of dollars on the average event. With competitive flat rate shipping for both the ECS lite and the ECS, you can now have full transparency on your shipping costs for all your meetings and events.



Our disruptive *hardware* solves 90% of problems on its own...
Our integrated *software* brings a new level of event automation never seen before.
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productions
Proprietary and confidential. Duplication and or distribution prohibited.
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Hardware takes us 90% of the way there, but what about that final push? Our integrated software solution steps in to make the system go the extra mile, making it easier and requiring less on-site support. Let's elevate AV systems together!



Take Control
of Your Events
Presentation Management & Automation Software create even greater efficiencies and further reduce costs.
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PRESENTER PORTAL
My Presentations
ADVANCES IN HEALTHCARE
Advances in Healthcare
2024
UPLOAD
BËTR
productions
Proprietary and confidential. Duplication and or distribution prohibited.
/ 09

Let's break down the power of software for events! Event automation plays a key role in streamlining processes. By pre-planning and utilizing event automation, you can make your event as simple as pressing a button upon arrival. Say goodbye to unnecessary labor for 80% of meetings! Presentation management is another essential component. It enables you to capture, review, and share all event content seamlessly. From presentations to recordings, everything your presenters need can be easily managed and distributed.

Our solution will incorporate AI technology to streamline pre-production processes. It automates event planning tasks, leveraging past data to customize presentations and schedules based on your

preferences. Say goodbye to manual reviews - our system ensures presentations are on-brand, on-message, and suitable for your needs!


$2.25M+
2024 OPPORTUNITIES
Top Industry Experts
ADVISORY BOARD
BËTR
productions
Proprietary and confidential. Duplication and or distribution prohibited.
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Future projections are not guaranteed

We're thrilled about the early traction we've received! Over $2 million in opportunities for 2024 have come our way. Our passionate advisory board, comprising industry experts from top event companies and global agencies, is excited to be part of our journey. With their support, we've built a strong team to drive our product forward.

In addition to the $2.25m in signed letters of interest we are currently working with and expecting to have RFP opportunities for two large tech company user conferences later in 2024.*

Additionally, we are currently working with a large national brand who

Additionally, we are currently working with a large national brand who produces hundreds of meetings per year to demo our offering for their events.*

**note- forward looking statements cannot be guaranteed.*



Now is the time to invest
With a shift towards in-person events and an annual growth rate of roughly 12%, now is the opportune moment to innovate and transform the event landscape.
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The event industry is booming post-COVID, with a growth rate of roughly 12% per year. (GlobeNewswire) There's a strong desire for people to come together. It's a perfect time to dive into the event industry as it's on the rise!



Josh
Perlman
David "Duck"
Burns


$40M+ Sales | Team Builder
40 years Experience | 10K+ Events
Jason
Mullaney
Chief Revenue Officer
25+ years of Sales Leadership |
Multi-MIllion Dollar Producer
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productions
Proprietary and confidential. Duplication and or distribution prohibited.
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Our founding team brings over 100 years of industry experience! With deep connections in event agencies, brands, and technical directors, we've executed tens of thousands of events. Our collective sales reach close to $100 million, and we're just getting started. We're revolutionizing the AV industry with our diverse product offerings, taking the game to the next level.

INDUSTRY AVERAGE PAYBACK:
20 Rentals

BËTR PAYBACK:
5 Rentals

Many AV companies typically wait 20 rentals before seeing a return on their capital expenditure (CapEx) investment. However, our company is setting a new standard by aiming for payback in just five rentals. This means that for every dollar we invest, we anticipate recouping it 75% faster than the industry average.

Our goal is to execute 1,400 shows and e-commerce rentals by year five. Considering there are 5,200 meetings daily, achieving 1,400 events annually in year five is a very reachable milestone. By the fifth year, we project revenue of $80 million, showcasing our commitment to innovation and growth.*

This projected revenue is based on a blended gross profit projection of 50% as the production shows elements have labor and other costs associated with them. E-commerce rentals have very little operating costs as the client pays for shipping and we own the units. We are aiming for a 30% EBIT (profit before interest and taxes). We plan to reach this goal without any further equity raises. If financing needs arise, we plan to use debt-only offerings.*

**Note- forward looking statements cannot be guaranteed.*


ECS Lite
Unit Economics
100% UTILIZATION
Max Rentals
48/yr
Max Revenue
$96K/yr
UTILIZATION RETURN ON INVESTMENT (ROI) PROJECTIONS
20% Utilization
10% Utilization
5% Utilization
Breakeven
10x Return
8x Return
6x Return
4x Return
2x Return
Investment


5yrs
Unit Lifespan Estimate
10%
Target Payback Utilization Rate
Year 1
Year 2
Year 3
Year 4
Year 5
Note: forward-looking projections cannot be guaranteed.
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The unique economics of the ECS lite enable a remarkably low target utilization rate while delivering a high payback. Each ECS lite is designed to last five years, with a target utilization rate of just 10%. With our 100% utilization rate being 48 rentals per year this means 10% utilization is just FIVE rentals per year. This allows for the initial investment to be recouped by year two and a three-fold return on investment by year five. Even small increases in utilization yield significant returns.*

Our optimization of capex, logistics, and processes is centered around maximizing the total utilization of the ECS lites. Unlike traditional AV companies, the focus is not on spreading resources thin but on investing in ECS and ECS lites to maintain a high utilization rate in the long term.*

**note- forward looking statements cannot be guaranteed.*


Raising $500k
Launch 10 ECS Lite and 2 ECS units
Operational Expenses
Fund Go-To-Market Strategy


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A total of $500k is being raised for the launch of 10 ECS lite kits and 2 full-size ECS units. The funds will cover the necessary go-to-market strategy to reach the target audience. The plan includes a strategy to scale the project gradually by starting with a smaller initial investment and adding kits as the funding progresses.


Investment
Opportunity
Raising
$500k
Part 1: Equity Investment
SAFE (Simple Agreement for Future Equity) Based on a 20% Discount on our next raise
Part 2: Revenue Share
7% Net Revenue as a revenue share until 2x ROI
QUARTERLY REPAYMENT
Current Projections
Breakeven
2x ROI
Cash Returned
$1,250,000.00
$1,000,000.00
$750,000.00
$500,000.00
$250,000.00
$0.00
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Note: forward-looking projections cannot be guaranteed.
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Future projections are not guaranteed

A community round to raise $500k million is underway. This unique funding initiative consists of a two-part hybrid investment opportunity. The first part involves a revenue share model, where investors will receive 200% return through 7% percent of the company's net

revenues. We plan to DOUBLE the money through revenue share and provide an equity component as well so our early supporters can be rewarded again as the company continues to grow into the future.*

In a groundbreaking move for an AV company, the company is offering our community ownership in the business. This equity stake provides a share in the company's future success. Setting itself apart from traditional AV companies, granting our community a stake in the company's prosperity.

Revenue share projections- *Note: Forward-looking projections cannot be guaranteed.*

*Future projections cannot be guaranteed